NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Class B Common Stock (the 'Common Stock') of R&G Financial Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on March 26, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange's action was taken in view of the Company is a late filer, and was under review by NYSE Regulation in light of the delay in filing with the Securities and Exchange Commission ('SEC') its December 31, 2005 Form 10-K and certain of its fiscal 2006 Form 10-Q filings. Additionally, the Company is in the process of restating its financial statements for the years ended December 31, 2002 through December 31, 2004. On February 12, 2007, the Company announced that completion of its 2005 financial statements will extend beyond April 3, 2007. This date is beyond the maximum 12-month period otherwise available to complete the filing as permitted under the NYSE's rules. The Company is not a candidate for continued trading under the 'national interest' provision of Section 802.01E of the NYSE Listed Company Manual. The Company had advised NYSE Regulation that it anticipates its securities will be quoted on the Pink Sheets Electronic Quotation Service following the suspension. 1. The Exchange's Listed Company Manual, Section 802.01E provides that in the case of a company that fails to file its annual report (Forms 10-K, 10-KSB, 20-F, 40-F or N-CSR) with the SEC in a timely manner, if the Exchange deems it necessary or appropriate in the public interest or for the protection of investors, trading in any security can be suspended immediately. 2. The Exchange, on February 12, 2007, determined that the Common Stock should be suspended from trading before the opening of the trading session on February 22, 2007, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on February 13, 2007. 3. Pursuant to the above authorization, a press release was issued on February 12, 2007, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on February 13, 2007 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on February 22, 2007. 4. The Company had a right to appeal to a Committee of the Board of Directors the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions these securities were suspended from trading on February 22, 2007.